Filed Pursuant to Rule 433
Registration Statement No. 333-259205

RBC Polaris Multi-Asset 5% Index
Index Description
The RBC Polaris Multi-Asset 5% Index (the “Index”) is a rules-based index that provides dynamic exposure based on price momentum to up to nine exchange-traded funds (ETFs) (the “Eligible Assets”) that are categorized into three broad asset groups: Risky, Diversifying and Defensive (each, an “Asset Group”).  The Eligible Assets are intended to track indices related to US Equities (Quality, Growth and Value), High Yield Corporate Bonds, Gold, Real Estate, Commodities, US Treasury Bonds and the US Dollar.
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On each Index business day, the allocation of the Eligible Assets is determined by constructing the portfolio that would have exhibited the highest excess return over the prior six-month period relative to a Cash Index (as defined below) (the “Index Portfolio”), subject to constraints on maximum and minimum weightings for each Asset Group and Eligible Asset, a cap on daily allocation changes for each Eligible Asset and a maximum of 5% annualized realized volatility for the portfolio over such historical period.  The universe of Eligible Assets by Asset Group and the portfolio constraints are described in more detail below.

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Once the Index Portfolio is determined, the exposure to the Index Portfolio is then increased or decreased as necessary to closely target a 5% annualized realized volatility target, subject to a maximum of 150% exposure to the Index Portfolio.

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The Index is an “excess return” index, which means that the Index level is calculated as the weighted performance of the Eligible Assets comprising the Index Portfolio at any time less a notional financing cost based on the exposure to the Index Portfolio that accrues daily at a rate equal to the ICE LIBOR USD 3 Month Rate prior to January 3, 2022, and equal to the Secured Overnight Funding Rate plus a spread of 0.25% on and after January 3, 2022 (the “Cash Index”).

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The Index level is also inclusive of a management fee of 0.50% per annum and trading costs of 0.02% of the traded notional in connection with each prior day’s rebalancing, each of which are deducted on a daily basis.

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The Index was launched on October 26, 2022.  As described in more detail below, any performance information presented for any period of time prior to this date contains hypothetical back-tested data and is intended solely for illustrative purposes.

Eligible Assets and Asset Groups

Eligible Asset	RIC	Floor	Cap	Asset Group	Delta Cap *	Group Floor	Group Cap
iShares MSCI USA Quality	QUAL UP	0%	30%	Risky	30.0%	0%	100%
Vanguard Value	VTV UP	0%	30%	Risky	30.0%
Vanguard Growth	VUG UP	0%	30%	Risky	30.0%
iShares IBOXX High Yield	HYG UP	0%	30%	Risky	30.0%
SPDR Gold	GLD UP	0%	20%	Diversifying	20.0%	0%	30%
iShares US Real Estate	IYR UP	0%	10%	Diversifying	5.0%
Invesco DB Commodity ETF	DBC UP	0%	10%	Diversifying	2.5%
iShares 20+ Year Treasury	TLT UQ	0%	50%	Defensive	50.0%	0%	50%
Invesco DB US Dollar Fund	UUP UP	0%	10%	Defensive	2.5%
*Delta Cap refers to the maximum daily absolute percentage point change in Allocation for each Eligible Asset.

Hypothetical and Actual Historical Performance Metrics*

HYPOTHETICAL AND ACTUAL HISTORICAL PERFORMANCE

HYPOTHETICAL AND ACTUAL HISTORICAL PERFORMANCE STATISTICS **
	RBC Polaris Multi-Asset 5% Index (ER)	S&P 500 Daily Risk Control 5% (ER)	Bloomberg USAgg Index (TR)
Annualized Returns [1]	4.3%	2.8%	2.8%
Annualized Volatility [2]	5.1%	5.0%	4.0%
Sharpe Ratio [3]	0.84	0.56	0.69
Maximum Drawdown [4]	-10.3%	-11.6%	-18.4%
Calmar Ratio [5]	0.42	0.24	0.15
1 Calculated on a per annum percentage basis.
2 Calculated as the annualized standard deviation of the Index’s daily returns since inception.
3 Calculated by dividing Annualized Returns by the Annualized Volatility.
4 The largest percentage decline from a previously occurring maximum level.
5 Calculated by dividing Annualized Returns by the absolute value of the Maximum Drawdown.

HYPOTHETICAL AND ACTUAL HISTORICAL CALENDAR YEAR RETURNS

Source: RBC Capital Markets; Bloomberg. October 11th, 2007 – December 30th, 2022.  We have not independently investigated or verified the accuracy of the information provided by Bloomberg.  The information presented above contains hypothetical back-tested data and is intended solely for illustrative purposes. It relies on historical data and past performance and is inclusive of trading costs and management fees.  The performance was derived by applying the relevant strategy to the relevant data, but there is no actual performance data for the Index prior to October 26th, 2022. Past performance is not indicative of future results.

*Please refer to the Index disclosure on the final page for additional information relating to back-testing.
**Hypothetical performance statistics for the Index assume a launch date of October 11, 2007. For purposes of the comparison, the same time period was used for the benchmarks.

HYPOTHETICAL AND ACTUAL HISTORICAL ANNUALIZED RETURNS 1 **
	RBC Polaris Multi-Asset 5% Index (ER)	S&P 500 Daily Risk Control 5% (ER)	Bloomberg USAgg Index (TR)
1Y Return (Since Dec 31st 2021)	-2.3%	-5.3%	-12.9%
3Y Return (Since Dec 31st 2019)	3.4%	1.4%	-2.7%
5Y Return (Since Dec 29th 2017)	2.3%	2.0%	0.0%
10Y Return (Since Dec 31st 2012)	3.8%	3.9%	1.0%
Return Since Oct 11th 2007	4.3%	2.8%	2.8%
1 Calculated on a per annum percentage basis as of December 30th, 2022.
Hypothetical and Actual Historical Allocations *

HYPOTHETICAL AND ACTUAL HISTORICAL ALLOCATION BY ASSET GROUP **

HYPOTHETICAL AND ACTUAL HISTORICAL AVERAGE MONTHLY ALLOCATION 2
Asset	Jan’22	Feb’22	Mar’22	Apr’22	May’22	Jun’22	Jul’22	Aug’22	Sep’22	Oct’22	Nov’22	Dec’22
US Growth	28.1%	26.6%	25.5%	23.7%	0.8%	3.2%	0.0%	1.7%	0.0%	0.0%	0.0%	0.0%
US Quality	0.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
US Value	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	15.5%	25.2%
High Yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	2.8%
Commodities	7.9%	9.6%	7.9%	6.3%	11.6%	10.6%	14.8%	14.7%	2.9%	0.0%	0.0%	0.0%
Real Estate	2.6%	1.1%	0.0%	0.8%	0.0%	0.0%	0.0%	0.8%	0.0%	0.0%	0.0%	0.0%
Gold	3.9%	15.6%	13.9%	17.7%	11.5%	19.9%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
US Treasuries	4.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
US Dollar	9.6%	9.6%	10.0%	9.8%	11.6%	10.6%	14.8%	14.7%	15.0%	15.0%	12.1%	9.1%
2 Average is calculated using allocation data on each Eligible Asset on valid calculation dates, not calendar dates.

Source: RBC Capital Markets; Bloomberg. October 11th, 2007 – December 30th, 2022.  We have not independently investigated or verified the accuracy of the information provided by Bloomberg.  The information presented above contains hypothetical back-tested data and is intended solely for illustrative purposes. It relies on historical data and past performance and is inclusive of trading costs and management fees.  The performance was derived by applying the relevant strategy to the relevant data, but there is no actual performance data for the Index prior to October 26th, 2022. Past performance is not indicative of future results.

*Please refer to the Index disclosure on the final page for additional information relating to back-testing.
**Hypothetical performance statistics for the Index assume a launch date of October 11, 2007. For purposes of the comparison, the same time period was used for the benchmarks.

Key Risks Related to the Index

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The level of the Index will include daily deductions of a variable notional financing cost, the deduction of a management fee of 0.50% per annum and trading costs of 0.02% of traded notional in connection with each rebalancing.  These costs will adversely affect Index performance.

•	There is no assurance that the strategies employed by the Index will be successful and there are risks associated with the strategy.
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Because the Index was launched on October, 26, 2022, it has a limited operating history and may perform in an unanticipated manner.  The Index was developed with the benefit of hindsight and therefore, any outperformance relative to any benchmark or other assets is not indicative of future outperformance.

•	Past Index performance is not indicative of future performance.
•	There are risks associated with momentum-based and volatility targeting strategies. Such strategies may underperform a static investment in the Eligible Assets.
•	There is no guarantee that the Index will successfully capture price momentum or achieve its target volatility.
•	The Index may decrease in value even if the volatility target is achieved.
•	The Index may perform poorly during periods of short-term volatility.
•	The Index Portfolio may at any time only have exposure to some of the Eligible Assets and could be entirely uninvested.
•	The Index level will decrease at a greater rate than the Eligible Assets underlying the then-current Index Portfolio at any time that the exposure is greater than 100%.
•	The Index is subject to concentration risk as the Index Portfolio may at any time be concentrated in one Asset Group and/or in one or few Eligible Assets.
•	Correlation of performances among Eligible Assets underlying the Index Portfolio may reduce performance of the Index.
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The Index is not actively managed and instead operates in accordance with pre-determined rules, as described above.  Therefore, the Index will not adapt to changing circumstances by changing the underlying strategy or otherwise seeking to limit losses or enhance returns.  An actively managed Index may potentially respond more directly and appropriately to immediate market, political, economic, financial or other factors than a non-actively managed Index.

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The Index Administrator, Solactive AG, is responsible for the calculation, administration and publication of the Index, and will have authority to make determinations that could affect the value of the Index.

•	There is no guarantee that the Index Administrator will remain the Index Administrator over the life of the Index.
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The Asset Group designations of “Risky”, “Diversifying” and “Defensive” are categorical terms chosen to represent the role of the Asset Group in the Index, but such designation is not indicative of how the relevant Eligible Asset(s) will perform and there are no guarantees that the Eligible Asset(s) will achieve the intended purpose.

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The Eligible Assets consist solely of ETFs that serve as a proxy for a certain asset class.  Such ETFs are designed to passively track a specified index, but there is no assurance that such ETFs will perform as intended or be representative of the asset class they are intended to represent.  Additionally, there are fees deducted from the net asset value of each ETF on a daily basis as described in each relevant prospectus.

•	The Index is composed of notional assets and liabilities, and there are no rights to any of the Eligible Assets in the Index Portfolio.
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You cannot invest directly in the Index. Any investment in a financial product linked to the Index is subject to credit risk of the relevant issuer and may be subject to additional fees or commissions, as disclosed in the offering documents for any such financial product.

Index Disclosures & Disclaimers
IMPORTANT INFORMATION ABOUT THE HYPOTHETICAL HISTORICAL PERFORMANCE OF THE INDEX

The RBC Polaris Multi Asset 5% Index was launched on October 26th, 2022. Accordingly, all of the information about the performance of the Index prior to that date is based on hypothetical back-tested information.

The hypothetical performance of the Index has been simulated based on criteria that have been applied retroactively with the benefit of hindsight; these criteria cannot account for all financial risk that may affect the actual performance of the Index in the future. The future performance of the Index may vary significantly from the hypothetical performance data in this document. In addition, please note that the back-tested performance of the Index set forth in this document does not reflect the deduction of any fees and charges that would be applicable to a financial instrument that references the Index.

INDEX ADMINISTRATOR DISCLAIMER

The Index is calculated and published by Solactive AG. Financial instruments referencing the Index are not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trade mark or the levels of the Index at any time or in any other respect.
Solactive AG uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards RBC, Solactive AG has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of any financial instruments relating to the Index. Neither publication of the Index by Solactive AG nor the use of the Index or Index trademark in connection with any financial instrument constitutes a recommendation by Solactive AG to invest capital in said financial instrument nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in such financial instrument.

IMPORTANT INFORMATION RELATING TO THIS MATERIAL AND RBCCM
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